                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION      OMB APPROVAL
                             WASHINGTON, D.C. 20549
                                                           OMB Number: 3235-0145
                                   SCHEDULE 13D            Expires: December
                                                           31, 2005
                          UNDER THE SECURITIES EXCHANGE    Estimated average
                                   ACT OF 1934             burden hours per
                                (AMENDMENT NO. 2)          response ....11

                           VITALSTREAM HOLDINGS, INC.

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                                (Name of Issuer)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE

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                         (Title of Class of Securities)

                                    817253107

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                                 (CUSIP Number)

                          DOLPHIN EQUITY PARTNERS, L.P.
                        750 LEXINGTON AVENUE, 16TH FLOOR
                            NEW YORK, NEW YORK 10022
                        ATTENTION: MR. RICHARD J. BREKKA
                               TEL: (212) 446-1600

                                 WITH A COPY TO:

                              KIRKLAND & ELLIS LLP
                                CITIGROUP CENTER
                              153 EAST 53RD STREET
                            NEW YORK, NEW YORK 10022
                         ATTENTION: MR. JOHN KUEHN, ESQ.
                               TEL: (212) 446-4821

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 15, 2004

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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 817253107                   13D                           Page 2 of 16
                      [Repeat following page as necessary]

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Dolphin Communications Fund II, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]

                                                                        (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E)                                                          [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
    NUMBER OF     7     SOLE VOTING POWER

     SHARES             12,324,123 shares of common stock (including 2,093,650
                        shares of common stock issuable upon exercise of
  BENEFICIALLY          warrants)
                  --------------------------------------------------------------
   OWNED BY       8     SHARED VOTING POWER

     EACH               --
                  --------------------------------------------------------------
   REPORTING      9     SOLE DISPOSITIVE POWER

    PERSON              12,324,123 shares of common stock (including 2,093,650
                        shares of common stock issuable upon exercise of
     WITH               warrants)
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        --
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            12,324,123 shares of common stock
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                               [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        16.94%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

            PN

* SEE INSTRUCTIONS.

CUSIP No. 817253107                   13D                           Page 3 of 16
                      [Repeat following page as necessary]

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Dolphin Communications Parallel Fund II (Netherlands), L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)[X]

                                                                         (b)[ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E)                                                          [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
     NUMBER OF    7     SOLE VOTING POWER

      SHARES            1,380,596 shares of common stock (including 234,705
                        shares of common stock issuable upon exercise of
   BENEFICIALLY         warrants)
                  --------------------------------------------------------------
     OWNED BY     8     SHARED VOTING POWER

       EACH             --
                  --------------------------------------------------------------
     REPORTING    9     SOLE DISPOSITIVE POWER

      PERSON            1,380,596 shares of common stock (including 234,705
                        shares of common stock issuable upon exercise of
       WITH             warrants)
                  --------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                        --
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,380,596 shares of common stock
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.90 %
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

            PN

* SEE INSTRUCTIONS.

CUSIP No. 817253107                    13D                          Page 4 of 16
                      [Repeat following page as necessary]

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Dolphin Communications II, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [X]

                                                          (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E)                                                        [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
     NUMBER OF    7     SOLE VOTING POWER

      SHARES            17,553,479 shares of common stock (including 2,328,355
                        shares of common stock issuable upon exercise of
   BENEFICIALLY         warrants)
                  --------------------------------------------------------------
     OWNED BY     8     SHARED VOTING POWER

       EACH             --
                  --------------------------------------------------------------
     REPORTING    9     SOLE DISPOSITIVE POWER

      PERSON            17,553,479 shares of common stock (including 2,328,355
                        shares of common stock issuable upon exercise of
       WITH             warrants)
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        --
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         17,553,479 shares of common stock
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         24.12% (calculated assuming the exercise of all warrants held by each member of the group of reporting persons filing this Amendment Number 2 to Schedule 13D)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

            PN

* SEE INSTRUCTIONS.

CUSIP No. 817253107                    13D                          Page 5 of 16
                      [Repeat following page as necessary]

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Dolphin Communications, L.L.C.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [X]

                                                          (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E)                                                        [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
     NUMBER OF    7     SOLE VOTING POWER

      SHARES            17,553,479 shares of common stock (including 2,328,355
                        shares of common stock issuable upon exercise of
   BENEFICIALLY         warrants)
                  --------------------------------------------------------------
     OWNED BY     8     SHARED VOTING POWER

       EACH             --
                  --------------------------------------------------------------
     REPORTING    9     SOLE DISPOSITIVE POWER

      PERSON            17,553,479 shares of common stock (including 2,328,355
                        shares of common stock issuable upon exercise of
       WITH             warrants)
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        --
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      17,553,479 shares of common stock
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      24.12% (calculated assuming the exercise of all warrants held by each member of the group of reporting persons filing this Amendment Number 2 to
      Schedule 13D)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

            PN

* SEE INSTRUCTIONS.

CUSIP No. 817253107                    13D                          Page 6 of 16
                      [Repeat following page as necessary]

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Richard Brekka
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [X]

                                                                      (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E)                                                        [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
     NUMBER OF    7     SOLE VOTING POWER

      SHARES                  17,553,479 shares of common stock (including
                              2,328,355 shares of common stock issuable upon
   BENEFICIALLY               exercise of warrants)
                  --------------------------------------------------------------
     OWNED BY     8     SHARED VOTING POWER

       EACH                   --
                  --------------------------------------------------------------
     REPORTING    9     SOLE DISPOSITIVE POWER

      PERSON                  17,553,479 shares of common stock (including
                              2,328,355 shares of common stock issuable upon
       WITH                   exercise of warrants)
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                              --
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            17,553,479 shares of common stock
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            24.12% (calculated assuming the exercise of all warrants held by each member of the group of reporting persons filing this Amendment Number 2 to Schedule 13D)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

            PN

* SEE INSTRUCTIONS.

      This Amendment Number 2 to Schedule 13D is filed by Dolphin Communications Fund II, L.P., a Delaware limited partnership ("Dolphin Fund II"), Dolphin Communications Parallel Fund II (Netherlands), L.P. ("Dolphin Parallel II"), Dolphin Communications II, L.P., a Delaware limited partnership ("Dolphin Communications II"), Dolphin Communications, L.L.C., a Delaware limited liability company ("Dolphin LLC") and Richard Brekka, an individual ("Brekka") and amends the Amendment Number 1 to Schedule 13D dated October 10, 2003 (the "Initial Schedule 13D"), filed by Brekka, Dolphin Fund II, Dolphin Parallel II, Dolphin Communications II, Dolphin LLC, Epoch Hosting, Inc., a Delaware corporation, Epoch Networks, Inc., a California corporation, Epoch Holdings, Inc., a Delaware corporation, Dolphin Communications Fund, L.P., a Delaware limited partnership, Dolphin Communications Parallel Fund, L.P., a Delaware limited partnership, Dolphin Communications, L.P., a Delaware limited partnership, Dolphin Communications I, L.L.C., a Delaware limited liability company (together, the "Reporting Persons"). Capitalized terms used herein but not defined shall have the meaning ascribed thereto in the Initial Schedule 13D. This Amendment No. 2 to Schedule 13D hereby amends and supplements the Initial
Schedule 13D. All items not described herein remain as previously reported in the Initial Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

      The source of funds for such purchase was the working capital, or funds available for investment, of Dolphin Fund II and Dolphin Parallel II.

ITEM 4. PURPOSE OF THE TRANSACTION.

            (a) The Reporting Persons have acquired securities of the Issuer for investment purposes.

            (b) On June 15, 2004, Dolphin Fund II, Dolphin Parallel II, certain other parties and VitalStream Holdings, Inc. (the "Issuer") entered into a Purchase Agreement (the "Purchase Agreement"). The Purchase Agreement is attached hereto as Exhibit A, and any description herein is qualified in its entirety by reference thereto. On June 15, 2004, Dolphin Fund II, Dolphin Parallel II and the Issuer also entered into a Conversion Agreement (the "Conversion Agreement"). The Conversion Agreement is attached hereto as Exhibit B, and any description herein is qualified in its entirety by reference thereto.

            (c) The following transactions were consummated under the Purchase Agreement and the Conversion Agreement:

                  (i) Dolphin Fund II and Dolphin Parallel II purchased an aggregate of 3,423,988 shares of Common Stock of the Issuer and warrants to purchase 1,027,197 shares of Common Stock (the "Warrants"). The Warrants, a form of which is attached hereto as Exhibit C, are exercisable immediately, for a period of five years ending on June 15, 2009, at an exercise price of $0.61332 per share of Common Stock, subject to adjustment. Under certain circumstances Dolphin Fund II and Dolphin Parallel II could be required to purchase additional shares of Common Stock of the Issuer under the Warrants. Any description herein of the Warrant is qualified in its entirety by reference to Exhibit C.

                  (ii) In connection with the transactions contemplated by the Purchase Agreement, Dolphin Fund II, Dolphin Parallel II, the Issuer and certain other parties thereto entered into a Registration Rights Agreement, dated June 15, 2004 (the "Registration Rights Agreement"), pursuant to which the Issuer has agreed to register shares of Common Stock held by Dolphin. The Registration Rights Agreement is attached hereto as Exhibit D, and any description herein is qualified in its entirety by reference thereto.

                  (iii) In connection with the transactions contemplated by the Purchase Agreement, Dolphin Fund II, Dolphin Parallel II, the Issuer and certain other parties thereto entered into an Investor Rights Agreement and an Amendment to Investor Rights Agreement pursuant to which the parties thereto have agreed to vote the shares held by them to nominate certain directors to the board of directors of the Issuer. The Investor Rights Agreement is attached hereto as Exhibit E and any description herein is qualified in its entirety by reference thereto. The Amendment to Investor Rights Agreement is attached hereto as an Exhibit to the Conversion Agreement, which is attached hereto as Exhibit B, and any description herein is qualified in its entirety be reference thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      See the cover pages hereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      See Item 4 above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A    --    Form of Purchase Agreement

Exhibit B    --    Form of Conversion Agreement

Exhibit C    --    Form of Warrant

Exhibit D    --    Form of Registration Rights Agreement

Exhibit E    --    Form of Investor Rights Agreement

                                   SIGNATURES

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  June 22, 2004

                                 DOLPHIN COMMUNICATIONS FUND II, L.P.

                                 By:    Dolphin Communications II, L.P.,
                                        Its General Partner

                                 By:    Dolphin Communications, L.L.C.,
                                        Its General Partner

                                        By: /s/ Richard J. Brekka
                                            _________________________________
                                            Name:  Richard J. Brekka
                                            Title:  President

                                 DOLPHIN COMMUNICATIONS PARALLEL FUND
                                 II (NETHERLANDS), L.P.

                                 By:    Dolphin Communications II, L.P.,
                                        Its General Partner

                                 By:    Dolphin Communications, L.L.C.,
                                        Its General Partner

                                        By: /s/ Richard J. Brekka
                                            __________________________________
                                            Name:  Richard J. Brekka
                                            Title:  President

                                 DOLPHIN COMMUNICATIONS II, L.P.

                                 By:    Dolphin Communications, L.L.C.,
                                        Its General Partner

                                        By: /s/ Richard J. Brekka
                                            __________________________________
                                            Name:  Richard J. Brekka
                                            Title:  President

                                 DOLPHIN COMMUNICATIONS, L.L.C.

                                        By: /s/ Richard J. Brekka
                                            __________________________________
                                            Name:  Richard J. Brekka
                                            Title:  Managing Member

                                 RICHARD BREKKA

                                            /s/ Richard J. Brekka
                                            __________________________________